Phone:	212-885-5369
Fax:	212-885-5001
Email:	ESimonson@BlankRome.com

May 8, 2012

VIA EDGAR (FILE TYPE CORRESP), EMAIL AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Kim, Special Counsel

Re:	Vermillion, Inc. Amended Preliminary Proxy Statement filed by György B. Bessenyei, Gregory V. Novak, and Robert S. Goggin Filed May 4, 2012 File No. 1-34810

Dear Ms. Kim:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 7, 2012 (the “Comment Letter”), addressed to Eric Simonson, Esq., counsel to Gyӧrgy B. Bessenyei, Gregory V. Novak, and Robert S. Goggin (the “Participants”). The Staff issued the Comment Letter in connection with the Participants’ filing on May 4, 2012 of an Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) in connection with Vermillion, Inc. (the “Issuer” or “Company”). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Preliminary Proxy Statement

Reasons for the Solicitation, page 2

1.	We note your response to comment four in our letter dated May 1, 2012. Please revise to clarify that the Group Nominees’ plans could change subject to their fiduciary duty to stockholders if elected.

Response: Please note that the proxy has been revised to disclose that the Group Nominees’ plans could change subject to their fiduciary duty to stockholders if elected.

The Chrysler Building 405 Lexington Avenue New York, NY 10174

www.BlankRome.com

California • Delaware • Florida • New Jersey • New York • Ohio • Pennsylvania • Texas • Washington, DC • Hong Kong

Securities and Exchange Commission

May 8, 2012

Other Matters that May Be Voted On, page 6

2.	We note your response to comment eight in our letter dated May 1, 2012. In this regard, we note that if a proxy card is unmarked, then Proposal 3 will be voted in the discretion of the named proxies or their substitutes. Please revise, here and on the proxy card, to state whether unmarked cards will be voted for or against, or will not be voted for Proposal 3. Refer to Rule 14a-4(b)(1). For guidance, see section V. of SEC Release 34-16356 (November 21, 1979), which discussed the different interpretations of a signed unmarked proxy and the need for shareholders to be advised as to how unmarked proxies will be voted, including whether for management or not.

Response: Please note that the proxy and the proxy card have been amended to disclose that if a proxy card is unmarked, then the unmarked cards will be voted for Proposal 3.

Securities and Exchange Commission

May 8, 2012

If any member of the Staff should have any questions regarding the Schedule 14A or our response to the Comment Letter, please do not hesitate to contact me at 212.885.5369 (fax 917.332.3846) or ESimonson@BlankRome.com.

Sincerely,

/s Eric Simonson
Eric Simonson

cc:	Gyӧrgy B. Bessenyei Gregory V, Novak Robert S. Goggin